Management's Discussion and Analysis of Financial Condition and
Results of Operations as at November 15, 2006

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes included in this quarterly report. The Company's financial statements included herein were prepared in accordance with Canadian and United States GAAP and are expressed in U.S. dollars. The Company has not entered into any investor relation arrangements or contracts or engaged in any form of investor relations activities during the period.

Documents on Display
The Company files reports and other information on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada and with the Securities and Exchange Commission (SEC) in the United States. The public may obtain information on the operations of SEDAR and the SEC’s public reference facilities by visiting their websites at http://www.sedar.com and http://www.sec.gov, respectively.

Forward-Looking Statements
Statements in this financial report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

Exchange Rates
In this financial report, unless otherwise specified, all monetary amounts are expressed in U.S. dollars.

Restatement of Fiscal 2003, 2002 and 2001 Financial Statements
In accordance with Emerging Issues Committee (EIC) 130 of The Canadian Institute of Chartered Accounts (CICA) Handbook, the Company has changed from the temporal method of accounting for foreign exchange translation to the current rate method as of December 31, 2003. Accordingly, the Company has retroactively restated its financial statements for the years ending December 31, 2002 and 2001. Please see Note 3 to the Company's audited financial statements for the year ending December 31, 2003 for more information.

Overall Performance
The Company’s consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "Cumulative translation adjustment".

Realized investment gains or losses are a recurring element in the Company's revenues and net earnings. Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.

The Company's principal sources of funds are its available cash resources, bank financing, public financing and the revenues generated from the Company's merchant banking activities and realized investment gains. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

Selected Quarter Information
The following selected financial data for the past nine business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

	2006			2005			2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(in thousands, other than per share amounts)
Revenues	$(73)	$7	$8	$6	$4	$2	$40	$(12)	$(16)

Net income (loss)	(59)	(13)	29	(95)	36	(81)	(160)	(972)	(594)
Net income (loss) per share
Basic	(0.008)	(0.003)	0.005	(0.01)	0.006	(0.01)	(0.03)	(0.17)	(0.10)
Fully diluted	(0.008)	(0.003)	0.005	(0.01)	0.006	(0.01)	(0.03)	(0.17)	(0.10)
Total assets	160	305	132	149	174	180	227	797	929
Net assets	(253)	(191)	(332)	(361)	(265)	(287)	(207)	(49)	876
Debt	412	496	464	510	439	467	434	847	54
Shareholders' equity (deficit)	(253)	(191)	(332)	(361)	(265)	(287)	(207)	(49)	876
Capital stock	3,631	3,631	3,456	3,456	3,456	3,456	3,456	3,456	3,456
Dividends	-	-	-	-	-	-	-	-	(269)
Weighted average common stock outstanding, fully diluted share	7,069	6,376	5,934	5,934	5,934	5,934	5,934	5,934	5,934
_______________________
 During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants. The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated. For more information about the accounting change and restatement see Note 3 to the Company's consolidated financial statements for the year ending December 31, 2003.

Liquidity and Capital Resources
At September 30, 2006, the Company's assets included cash and cash equivalents of $154,945 and loans, prepaids and receivables of $4,704. The Company held cash and marketable securities of $14,392 and $112,234, respectively as of December 31, 2005. Total current assets as of September 30, 2006 were $159,649 compared to $148,295 as of December 31, 2005.

During the nine-month period ending September 30, 2006, operations used cash of $90,872 predominately as a result of the loss for the period of $43,454 and adjustments for items not affecting cash. Cash flow from investing activities generated cash of $57,674 from proceeds on the sale of long-term investments. Cash flow from financing activities generated cash of $175,000 from the completed private placement during the 2nd quarter. On May 30, 2006, the Company completed a non-brokered private placement for 2,500,000 units. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $0.10 for a term of one year from the date of issue of the warrant. The Company has raised an aggregate of $175,000 from the sale of the units priced at $0.07 per unit.

As of September 30, 2006 the Company’s accounts payable and accrued liabilities declined to $53,227 compared to $166,794 as of December 31, 2005. As of September 30, 2006, the Company reported loans payable of $359,002 of which the Company reported interest expense of $17,015 during the reported period (see Note 6 to the Company's consolidated financial statements). During the reported period, the Company repaid a portion of the loan.

Total assets of the Company as at September 30, 2006 increased to $159,649 compared to $148,632 at December 31, 2005 due largely to the cash received from the completed private placement during the reported period.

Operating Results
For the nine-month period ending September 30, 2006, the Company reported negative revenues of ($57,505) compared to revenue of $46,714 for the corresponding comparative period. The loss from the sale of marketable securities of ($82,445) was offset by revenue from royalties, interest and dividend income of $24,940. Expenses declined to $96,386 compared to expenses of $293,272 for the corresponding comparative period due largely to a decline in general and administrative expenses, particularly professional fees. General and administrative costs of $41,733 included among other expenses, professional fees of $31,475 and regulatory, transfer agent and shareholder communication costs of $7,200.

During the reported period, the Company reported a reassessment (recovery) of GST of $52,808, a gain on the sale of long-term investments of $57,338, a gain on settlement of debt of $23,633 and a write-down of a loan receivable of $19,450.

The Company reported a net loss for the period of $43,454 compared to a loss of $204,348 for the corresponding comparative period. Basic and diluted loss per common share was ($0.006) and $(0.03) for the nine-month periods ended September 30, 2006 and 2005, respectively.

Disclosure of Outstanding Share Data
As of the quarter ending September 30, 2006, the Company had 8,433,514 shares issued and outstanding. The weighted average common stock outstanding, fully diluted, as of September 30, 2006 was 7,069,045.

Subsequent to the Reported Period
On October 19, 2006, the Company completed a non-brokered private placement for 2,600,000 units. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.165 for a term of one year from the date of issuance of the warrant. The Company has raised an aggregate of $312,000 from the sale of the units priced at $0.12 per unit.

* * *